

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Wayne Tupuola
President
Laser Photonics Corporation
1101 N. Keller Road, Suite G
Orlando, Florida 32810

> **Re: Laser Photonics Corporation**
> **Registration Statement on Form 10**
> **Filed April 30, 2020**
> **File No. 000-56166**

Dear Mr. Tupuola:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ernest Stern